03 January 2004

Securities and Exchange Commission
Division of Corpora~~t~~
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.2(
U.S.A.

04012282





Attn: Special Counsel
        Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

SUPPL

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Acquisition of Shares

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

PROCESSED
JAN 29 2004
THOMSON
FINANCIAL

Emily Ang
Finance & Administrative Manager

Encl.

Want Want Holdings Ltd

400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

Headquarter: No. 72, Hsi-Ning N. Rd., Taipei, Taiwan
Tel : 886-25545300
Fax: 886-25585222

WANT WANT HOLDINGS LTD

ACQUISITION OF SHARES

The Directors of Want Want Holdings Ltd ("the Company") wish to announce that the Company has acquired the remaining 6.5% shares in each of Shenyang Big-Want Foods Ltd ("SYBW") and Zion International Ltd ("Zion) from Sawawa Corporation Pte Ltd. Upon the completion of the acquisition, SYBW became a wholly-owned subsidiary of the Company and Zion will be dissolved.

The principal activities of SYBW include the manufacturing of snack foods, beverages and wine.

The transactions are not expected to have a material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2004. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the transactions.

Submitted by Adams Lin Feng I, Group Vice President and Director on 02/01/2004 to the SGX